UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 26, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

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Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual Report

as of December 31, 2008

To our Shareholders, Customers, Employees and Suppliers

As at every year’s end, we would like to share with you the main highlights of our performance in the year 2008 and also the main objectives we intend to pursue as we look ahead into the future.

In the year 2008 we have witnessed one of the most overwhelming financial crises in history, which struck economies and businesses in the five continents. At the end of the year, this crisis had a severe impact on one of the main businesses of our company, which resulted from a significant natural gas liquids (“NGL”) international prices reduction.

Our Performance in 2008

We closed the year 2008 with the satisfaction of having attained noteworthy achievements in several aspects of the gas transportation business.

Firstly, we are proud of having fulfilled the first stage of the 2006/2009 pipeline expansion works, carried out and financed within the Gas Trust Fund Program, which allowed us to increase the transportation capacity of our system by 77.7 million cubic feet per day (“MMcf/d”).  In the development of these works, TGS performed the role of Works Manager and is now in charge of the new facilities’ operation and maintenance. On the other hand, the finalization of the works has been a landmark for our company: for the first time our facilities have been visited by a national president during the inauguration of one of the sections of the expansion works.  This visit has allowed us to show not only our substantial progress in management and technology but, even more importantly, the human and professional quality of our people as well.

Another milestone worth noting in the gas transportation segment is a 35.3 MMcf/d increase in transportation capacity, carried out by means of our own investment of US$ 37 million, negotiated with customers interested in subscribing additional capacity.

We should not forget to mention the achievement of a goal tirelessly pursued over the last years: within the Framework of the Unit for Renegotiation and Assessment of Utilities Contracts (UNIREN), we executed a provisional agreement that foresees a 20% increase in gas transportation tariffs. This increase is to be applied retroactively to September 2008, once the agreement has been ratified by the Executive Branch. Although this initial increase does not get to the bottom of the current tariff delay, it paves the way for further negotiations to reach an integral tariff re-composition that may restore a suitable profitability in the natural gas transportation business.

In the segment of NGL processing and commercialization, TGS obtained an over 10% increase compared to 2007, in spite of natural gas supply restrictions at Cerri Complex, which had happened on a larger scale in the harsh winter of 2007. The international price scenario remained favorable throughout most of the year, and even hit historical maximum levels. However, revenues related to this business have been substantially affected by the impact of the tax on exports of our products and the fall in commodities prices derived from the international financial crisis in the last quarter of the year.

In regard to the “Other Services” segment, we have renewed several midstream operations and maintenance agreements, and we have also rendered to our customers a wide range of technical services - including connections to the transportation system, engineering inspections, project management, and professional technical counseling. Moreover, in the telecommunications business we have expanded the network operated by Telcosur, which will allow further growth in this business.

In the operational field, in 2008, as in every year, we committed all our effort and resources to guarantee the reliable and efficient operation of our pipelines, preserving their integrity at all times. Our endeavor was reflected in an equipment availability average of 99.65% and a record deliveries average of 2.8 billion cubit feet per day (“bcf/d”) during the three-day peak. In this sense, we actively cooperated with the connection of the natural gas re-gasifying tank to TGS pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

In the financial arena, our most outstanding achievement was the reduction of our financial indebtedness by US$ 95 million, which allowed us to close the year with an indebtedness level of US$ 405 million. This reduction was carried out by means of the purchase of TGS notes, taking advantage of the overall fall in prices of financial assets. The achieved level of indebtedness combined with the absence of principal payment commitments and a reasonable financial cost for the oncoming next five years provide a shield for our company in the face of the international crisis and financial drought.

On the other hand, it is our pride to continue working with communities within our operations areas, providing assistance to them through different programs and, in some cases, with the direct involvement of our employees. Taking a further step in this direction, in 2008 we formalized our Corporate Responsibility Policy in order to focus our initiatives on clear actions and generate a commitment we can sustain in the future.

In the area of human resources, we worked on producing a better work environment, and on strengthening leadership in team leaders. Our efforts were translated into the results of the annual corporate survey we conduct to monitor the work environment: for the third consecutive year we have achieved an increase in our employees’ satisfaction. We have also expanded the program of benefits to the personnel with the purpose of increasing the lifestyle of our employees and their families.

Our Outlook

We are aware that the year 2009 has many challenges in store for us. Our capability to deal with crises will be strained to sort out the adverse international scenario.

We will remain focused on our goal to step up the re-composition of our natural gas transportation service tariffs - already started with the execution of the provisional agreement for the tariff increase. Regarding the expansion works, we will continue managing those works conducted under the gas financial trust program and we will also assess further expansion opportunities agreed directly with customers under prepayment schemes. In 2009, we will conduct the expansion project of the Strait of Magellan section -within the pipeline expansion program- from our role of Project Manager, to which we were appointed by the Argentine government.

Regarding NGL production and commercialization, we will focus on defending sales margins from the risks this segment is exposed to, by means of the permanent monitoring of its indicators.

In the Other Services segment, our strategy is targeted at developing businesses both in the local and regional scope, where our “know how” may trigger our company growth.

We will keep investing resources and developing new technologies to guarantee the availability and reliability of our assets, ensure the rendering of the services, and support the development of new businesses. We will also redouble the initiatives oriented at improving quality in all internal processes of the company, in line with the standards proposed by the Fundación Premio Nacional a la Calidad (National Prize to Quality). In order to build the future we desire, we must continue developing our human capital, and our effort will be oriented at -among other things- their training, the enhancement of the work environment, and the strengthening of leadership based on mutual trust.

In closing, once again we want to extend our heartfelt thanks to our team for tirelessly contributing toward making TGS a leading company. We are also deeply grateful to our shareholders and members of the Board of Directors for the permanent trust placed in our management. Finally, we would like to take this opportunity to thank our customers and suppliers for making us part of their businesses.

Claudio Fontes Nunes Chairman

1

Natural Gas Industry in Argentina

In 2008, the Argentine energy scenario once again presented difficulties as a consequence of the sharp increase in demand observed over the last years, driven by the sustained growth in the Argentine economy.

Although the system achieved a greater electric production capacity, for the last decade the country has been affected by a sustained fall in the production of gas and oil fields, which feed over 85% of the energy matrix. The high dependence on these two products, which is unlikely to decline in the short and mid-term, calls for an immediate search for schemes that broaden the production horizon.

Source: BP Statistical Review of World Press (information corresponding to 2007)

Hydroelectric power plants increased their contribution to the energy matrix in this year due to the favorable hydrology and milder weather. On the other hand, the energy system was given a boost by new investments.

In 2008 -as a provisional measure to meet the winter demand peak- the Argentine government established restrictions to natural gas consumption in line with certain criteria. Natural gas interruptions reached the industrial sector, as the focus was on meeting the demand from electric power plants, residential users and GNC Stations. Gas supply to Chile was maintained up to volumes that did not jeopardize domestic consumption in our country, fuel-oil was imported for thermo-electrical power plants, and a re-gasifying LNG tanker was hired through ENARSA to mitigate –to a great extent- the effect of the lower gas supply proceeding from Bolivia. Natural gas imports from Bolivia have been reduced in connection with the 272 MMcf/d transportation capacity currently contracted and the future supply of an additional volume of 706 MMcf/d to be transported through the Noreste Argentino Pipeline (Argentine northwest). The design of this pipeline is likely to undergo changes in order to adjust it to the transportation of a volume lower than the initially established.

In order to increase the production of gas, the major supply in the national energy matrix, the Argentine government launched the “Gas Plus” Program - which aims at encouraging producers to make further investments by allowing them to sell the resulting gas at higher prices than the authorized for the rest of the natural gas industry. On the other hand, the Oil Plus Program foresees tax benefits for private investments intended for additional oil exploration and production. Moreover, with the hope of finding marketable reserves in the oncoming years, several off-shore exploration projects are currently ongoing in the Mar Argentino.

Source: Federal Energy Bureau

Over the last years, the Argentine government had subsidized ENARSA for the imports of natural gas proceeding from Bolivia and LNG at prices substantially higher than the ones authorized at the local market. However, in late 2008, in order to reallocate budget, the Argentine government decided to bring to an end the natural gas subsidies regime. For such purposes, a new tariff charge was established, to be paid by industries and high consumption residential users.

Additionally, the Federal Energy Bureau and liquefied petroleum gas (“LPG”) producers subscribed an agreement for the stabilization of the LPG bottle price, by means of which industry players made the commitment to reduce prices as from 2008 fourth quarter, in order to guarantee a substantial reduction of the price of the bottle for residential users. This price reduction is partially offset by a subsidy paid by a trust created to such purpose. Said trust receives funds proceeding from the increases in the price of natural gas at wellhead - authorized by the Argentine government.

Our Business in 2008

Regulated Segment

Gas Transportation

In 2008 gas transportation revenues amounted to Ps. 506.3 million, representing a decrease of Ps. 3.2 million compared to the Ps. 509.5 million reported in 2007. This slight decrease in revenues- in spite of higher firm transportation revenues- is derived from a Ps. 13.0 million fall in revenues related to a lower demand of interruptible transportation services reflecting the decrease in gas availability.

As mentioned in the paragraph above, firm transportation revenues were higher by approximately Ps. 9.7 million. One of the factors that triggered this increase was the “whole year effect” of the new firm transportation contracts in service since 2007 for an aggregate transportation capacity of 57 MMcf/d, subscribed by Aluar Aluminio Argentino S.A.C.I. (“Aluar”) and natural gas producers. Another cause that contributed to this rise in revenues is the coming into effect of service contracts during the second semester of the year 2008, as detailed below:

(i) 11 MMcf/d additional transportation capacity subscribed by Aluar. The pipeline expansion works related to this incremental service - added to the 25 MMcf/d which have already started operations in January 2009- involved an investment of roughly US$ 37 million. The related works consisted in the installation of loops along the San Martín Pipeline and their financing will be completed during 2009 through the advance payment of the service.

(ii) 60 MMcf/d additional transportation capacity related to first section of the Expansion Works 2006/2009 that is already in service (“Hito AP”), carried out and financed under the Gas Trust Fund Program.

During the 2008 winter, the natural gas demand from the residential segment was lower than in 2007 as a direct consequence of the warmer weather recorded in this period, while a higher supply to the industrial and electric power plants sectors could be observed.

Although the supply shortage did not generate a bottleneck in the transportation capacity for meeting the global demand from the system, there were restrictions in the consumption of certain customers that hold firm transportation contracts with TGS, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

This situation was partially offset by the input of ENARSA gas into TGS system, within the framework of the Energía Total Program. The gas proceeds from the re-gasifying LNG tank located in the Bahía Blanca port. The total injection of re-gasified natural gas amounted to 15.5 billion of cubic feet in the period June – September , representing a 145 MMcf/d average contribution to the domestic market supply.

In connection with future pipeline system expansions, we are making progress in the 2006/2009 Expansion Works that will allow the transportation of an incremental volume of 378 MMcf/d, which includes the capacity already in service, mentioned above as “Hito AP”.

The 2006/2009 Expansion Works –scheduled to be implemented in gradual start-up stages– are developed under the financial trust program, with the contribution of funds provided by the gas producers and shippers to whom incremental capacity has been allocated. The scheme foresees recovery through incomes proceeding from additional tariff surcharges, paid by all the firm users, with the exception of the residential segment.

During the development of the 2006/2009 expansion, TGS plays the role of technical manager of the works to be carried out along its pipeline system. Under the terms of the contract executed in late 2006, TGS will receive Ps. 50 million for the conduction of the 247 MMcf/d expansion. The payment for the management of the remaining 131 MMcf/d is still to be agreed. As soon as the works come into service, TGS will be in charge of their operation and maintenance, as well as of the rendering of firm transportation services - concepts for which TGS will be paid with about 58% of the current transportation tariff.

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 Financial and Operational Indicators of the Gas Transportation Segment

	2008	2007	2006
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	506.3	509.5	492.0
Operating Income	187.6	218.4	211.4
Depreciation of property, plant and equipment	151.3	149.1	144.4
Investments in property, plant and equipment	185.8	114.6	119.9
Identifiable Assets	3,775.3	3,737.5	3,836.4
OPERATING STATISTICS:
Average capacity hired on a firm basis (in Bcf/d)	2.6	2.6	2.5
Average deliveries (in Bcf /d)	2.2	2.2	2.2
Average deliveries during the three-day peak (in Bcf /d)	2.8	2.7	2.6
Annual load factor (2)	86%	87%	86%
Load factor during winter(2)	85%	93%	94%

(1) Information corresponding to consolidated financial statements.

(2) Ratio between annual average deliveries and average firm contracted capacity

Non Regulated Segment

NGL Production and Commercialization

In 2008, NGL revenues accounted for 57% of the total revenues of our company, once again the business that generated the highest revenues to TGS. In 2008, revenues related to this segment increased by Ps. 139.9 million, from Ps. 667.4 million reported in 2007 to Ps. 807.3 million in 2008. This performance derives from an over 10% rise in sales of propane, butane and natural gasoline and also from higher international prices, in spite of the sharp drop the latter underwent during the last months of the year.

NGL production in 2008 was higher than in 2007, mainly due to the availability of the re-gasified NGL that was injected in Bahía Blanca - supplied by ENARSA. This additional gas input partially mitigated the situation of the natural gas supply interruptions that every winter affects Cerri Complex’s production, and which might become worse year after year, subject to the harshness of the winter.

3

Source: own information.

On the other hand, the worldwide economic crisis affected the petrochemical market, which resulted in ethane sales lower than the historical average. Another negative factor was the remarkable decrease in the price of butane in the local market which has been in effect since the beginnings of the last quarter, as a consequence of the agreement mentioned above in connection with the stabilization of LPG prices signed by the Federal Energy Bureau and LPG producers.

Moreover, NGL operations mentioned above, added to the complex movements of propane and butane among producers and customers, allowed the consolidation of the logistic services business, through which both parties are offered integral solutions -tailored to meet each need- related to the reception, storage and dispatch of the products.

Additionally, we continued subscribing long-term agreements for the processing of producers’ gas at the Cerri Complex – in order to mitigate the risks of an eventual installation of processing plants in the gas fields - which would imply a decrease in Cerri Complex production.

Financial and Operational Indicators of NGL Production and Commercialization Segment

	2008	2007	2006
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	807.3	667.4	726.4
Operating Income	276.6	297.2	370.8
Depreciation of property, plant and equipment	36.8	32.8	31.0
Investments in property, plant and equipment	26.1	57.0	17.7
Identifiable assets	413.5	474.6	449.9
OPERATING STATISTICS:
Liquids total production (in thousands of short tons “short tn”)	982.6	913.4	1,142.4
Gas processing capacity (in Bcf/d)	1.6	1.6	1.5
Storage capacity (in short tn)	60,450	60,450	60,450

(1) Information corresponding to consolidated financial statements.

Other Services

This segment, which accounted for 7% of total revenues of the company in 2008, comprises mainly midstream and telecommunications services.

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment – as well as construction, operation and maintenance of pipelines- which are generally rendered to natural gas and oil producers at wellhead, although the customers’ portfolio also includes distribution companies, big industrial users, power plants and refineries. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters, and are rendered directly or through the subsidiaries Gas Link S.A. (“Link”), Transporte y Servicios de  Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

In 2008, we rendered a range of technical services to different customers. The services consisted in connections to the transportation system, engineering inspections, project management and professional technical counseling.

Additionally, we achieved the renewal of many service contracts which ensure permanence in the business in the mid-term.

TGS will continue searching for new business opportunities for the development of projects, both in the domestic and regional markets, to add value to the potential customers through our “know-how” and expertise in the natural gas business and its byproducts. For such purposes, in 2008, as a way to refocus the company strategy, we created the Planning and Business Development Department, after recruiting human resources from several areas of the company. The role of this department is to identify, develop and materialize business opportunities, to achieve a different growth, in other than its main activity.

Telecommunications

Telecommunication services are provided through Telcosur, who renders services both as an independent “carrier of carriers” and to corporate clients within its influence area. To this purpose, Telcosur has a modern digital land radio connection system with SDH technology.

Capitalizing the escalating demand derived from the fast growth of internet and cellular phone use, many major agreements were renegotiated with terms extension and volume increases. Thus, we have achieved a consolidation of mid-term revenues.

On the other hand, Telcosur increased the telecommunications network capacity through expansions in the sections Dolavon-Pico Truncado-El Cóndor (provinces of Chubut and Santa Cruz). Additionally, Telcosur entered into agreements for the use of the infrastructure of third parties’ optic fiber in the section Dolavon-Pico Truncado. The works for linking this section with TGS network are foreseen to start in the oncoming year.

4

Financial and Operating Indicators of Other Services

	2008	2007	2006
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	105.6	80.4	91.1
Operating income	30.9	25.6	33.9
Depreciation of property, plant and equipment	14.0	14.2	13.3
Investments in property, plant and equipment	5.3	7.9	15.4
Identifiable assets	191.3	174.2	166.5
OPERATING STATISTICS:
Compression capacity (in HP)	42.000	42.000	42.000
Treatment capacity (in MMcf/d)	396	396	396

(1)

Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

For our sixteen years of life, we have prioritized the reliability of our operations and the maintenance of our system’s integrity. To address these issues, we have developed specific programs and invested in maintenance works, which in 2008 ensured the operation of our system without service interruptions and allowed us to overcome the reliability ratios set forth by ENARGAS, in our permanent search for continuous improvement. The maintenance tasks we carried out in 2008 were mainly focused on guaranteeing pipeline integrity, enhancing transportation system efficiency, repairing pipeline defects and developing technological innovations to improve integrity tasks.

A main landmark achieved in 2008 was the implementation of technological innovations such as the use of a Scanner system to survey and evaluate corrosion defects, thus enhancing accuracy, swiftness and quality in the assessment of external corrosion. We also launched the implementation of a telemetering system for cathodic protection units, which allows us to obtain real-time information on the performance of the system. Currently, around 50% of the rectifiers are remote control operated.

To mitigate external corrosion -the major cause of failures in our system- we continued with the expansion of the cathodic protection system, the installation of new units, and an in-line inspections program, which enable us to know the actual condition of pipeline integrity. We also continued with repair works, pipeline replacement and external coating changes.

Concerning the other major failure driver, stress corrosion cracking (“SCC”), we continued addressing the issue by means of the use of the best tools available in the market and the development of our own research technologies.

In order to mitigate damages produced by third parties, besides the improvements already implemented in our patrolling tasks, we intensified the popularization of the community program “Transporting Awareness” in the Buenos Aires province. The program comprises explanatory lectures at schools, official entities and dwellings, through which the community is instructed on how to take care of the gas facilities, informed on preventive measures and instructed on what to do in the event of accidents.

Training is a basic tool in pipeline maintenance and thus constitutes another goal to be pursued. In this sense, personnel have received training on valve operation and cathodic protection tasks at the facilities of the Gutierrez Operations Base. Besides, the construction of a welding school was completed and the first training courses on this subject were delivered. Moreover, the construction of a pipeline operation school –where employees will be trained on pipeline cleaning tasks and in line inspection- is under way.

Dedicated to our commitment to quality, environment and safety, outlined in our Policy of Quality, Environment, Safety and Occupational Health Management, in 2008 we passed the auditing of the standards ISO9001 and ISO14001 and obtained the conversion of the OHSAS 18,001 to its new 2007 version.

Among other actions, to strengthen the fire fighting system at the Galvan Plant, we completed the fire protection system of the truck loading area in line with international standards; we continued with the construction of the runoff system at the Cerri Complex in order to prevent pollution risks in the event of a fire or leaks; and we completed the works of the base ring of the fire fighting network at the Cerri Storage plant.

Additionally, many training and risk assessment activities were carried out in order to reinforce the operational safety of our facilities.

Human Resources

Our corporate vision of becoming a management model requires us to focus our efforts on three key cornerstones:

(i)

a long term corporate vision, translated into clear objectives, shared at all levels.

(ii)

a leadership style based on mutual trust that encourages employee’s involvement and innovation.

(iii)

transparent game rules based on policies and management processes in line with the business strategy.

In light of these cornerstones and with the aim to continue developing the competences required to sustain and strengthen TGS value proposal, in 2008 several steps have been taken within the framework of corporate values and commitments.

These actions strongly relied on our two main employment marks: to foster a pleasant work environment and be distinguished for our program of benefits to the personnel.

In this regard, our “Plus!”Benefits Program has been acknowledged by the business community through three prizes that award excellence in people management, received by the most outstanding companies in Argentina. The prizes awarded to “Plus!” were: 1º Prize in the category Compensations and Benefits granted by the Magazine Conocimiento y Dirección for best practices in human resources, Eikon de Plata in the category In-company Communication, and a special mention granted by the Meta 4 for Innovation in Human Resources.

In connection with work environment management, we are proud to say that for the third consecutive year an improvement in personnel satisfaction has been achieved, which is noteworthy considering the growing labor tension observed in the market as a whole. In this direction, we continue developing initiatives targeted at all team leaders. Thus, in 2008 a new edition of the Leadership Strengthening Program was carried out, which was conducted throughout the year and reached all employees who are in charge of leading a work team.

All these results maintain TGS’s positioning as one of the 50 best places to work for in Argentina, according to the survey conducted by the Great Place to Work Institute.

In our endeavor to build a challenging and motivating work environment, as every year we commit to continue managing work relations within a framework of dialogue with all our staff and union speakers.

We have come a long way this year and we can be proud of it, yet we are aware there is more to do. We keep looking ahead, and seeking further growth that generates value for all those to whom our effort is dedicated.

Corporate Social Responsibility

In 2008, we took a major step in the path to Corporate Social Responsibility, which was the outlining of a Corporate Social Responsibility Policy (“CSR”), tailored to suit the culture, history and management style of the Company.

This policy states that a socially responsible company is not only one that offers quality products and services, generating profit and employment, but also one that participates in the search of solutions to deal with the problems that affect our closer communities.

To us, the CSR represents our commitment to contribute to the sustainable development in order to improve the lifestyle of the society as a whole.

Our CSR approach aims at implementing actions and programs that relate our Corporate Vision, Mission and Values to the needs of the community. We resort to varied initiatives to promote the culture of excellence in the community.

With the involvement of our people

The development of projects instead of donations promotes the culture of excellence in the communities surrounding our plants and operation bases. Through these projects we promote values, as in the Corporate Volunteers Program, which intends to stimulate solidarism and transmit to the community our people’s commitment to the work. This program, born in 2002, focused on very specific actions, and sought to ensure that the contribution to the different organizations endures the passing of time without generating dependence on our company.

A Project Contest was developed, which allowed the assessment of the proposals presented by the volunteers, to be approved by a Board Council.

In 2008, the 3° Social Projects Contest was conducted with the participation of over 50 employees, who presented 15 social projects distributed in the Autonomous City of Buenos Aires, and the provinces of Buenos Aires and Neuquén. Out of the fifteen projects, twelve were selected and with the assistance of Fundación Compromiso, the volunteers developed them and obtained the support required in the stages of development, implementation and assessment.

Focus on education

The most outstanding programs TGS carried out within this field in 2008 are:

(i)

Professional training program “Learn a trade” in Bahía Blanca. In this program, TGS takes an initiative that strategically defines its relation with the community of Bahía Blanca, which is critical given the location of the General Cerri Complex. In alliance with Fundación Compromiso, TGS makes contributions to the Instituto Salesiano La Piedad, with the objective of providing training and formation processes in trades specially aimed at unemployed young people and adults of the Bahía Blanca area. This program comprised 37 participants in 2007, whereas in 2008 this figure increased to over 50 young people and adults.

(ii)

 “Educational Farms for Development” Program. In a joint effort with Fundación Cruzada Patagónica in 2008 we constructed greenhouses for the families of the area Costa del Malleo in the province of Neuquén, which allowed the consumption as well as the commercialization of fine vegetables and fruit. At the San Ignacio de Junín de Los Andes School, the students obtained a better building infrastructure and enhanced telecommunications and internet systems.

(iii) Scholarship Program: with the support of Fundación Cimientos, we continue tutoring 40 children from the cities of Río Gallegos (Santa Cruz) and Cutral-Co (Neuquén) with the objective to ensure their permanence in the formal education system.

(iv)

 “Reading Marathon” Program. In association with the Fundación Leer, we seek to foster reading habits and improve literacy in our communities. In 2007 and 2008, TGS sponsored the National Reading Marathon with a scope of over 500 schools and more than 3.000.000 children and young people.

Actions to improve the quality of life

 “Gas Stoves”: with the support of Tendiendo Puentes (a non-profit organization) we provide assistance to 40 community refectories, where meals are served to 6,000 children and adults. TGS donates to them 2,000 kilograms of butane per month in different kinds of bottles and tubes.

• Paper Recycling Program: it consists in the collection of waste paper derived from our administrative tasks. With the produce of its sale we purchase food that in turn is donated to several childhood refectories of the Autonomous City of Buenos Aires.

Besides we provide aid to institutions like ITBA, Fundación Proyecto Padres (Training Days for Parents); Fundamind (care of children infected with AIDS virus), as well as other institutions of the Patagonia Argentina which were donated computer units.

The preparation of reports on the activities of the CSR has been increased, and for that reason TGS prepared and presented in November 2007 its first Sustainability Report. In 2008, TGS publicly released its first Sustainability Report to its shareholders, social institutions, press and companies of the sector, thus providing them with a summary of the actions and evolution between the years 2005 and 2006.

Other Actions

TGS is a Global Compact member. This commitment between the United Nations and corporations is aimed at protecting sustainable economic growth in the global context, through the promotion of a set or universal values considered essential to meet the needs of the world population. The companies publish annually a Communication on Progress report (“COP”) that outlines the actions undertaken to implement ten principles of the Compact. In 2008, TGS issued its third COP  which was broadcasted in the web sites of both Global Compact and TGS.

The principles of the Global Compact underlie our Policy of Quality, Environment, Safety and Occupational Health Management, and the Code of Conduct that our company has observed since before our entrance into the Global Compact.

Moreover,  TGS participated in issuances and specialized supplements (magazines Mercado and Fortuna) for the public release of our CSR actions.

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TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2008 and 2007, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated financial statements for the years ended December 31, 2008 and 2007 have been subject to an audit performed by Sibille, member firm of KPMG International, a Swiss cooperative, and for the years ended December 31, 2006, 2005 and 2004 have been subject to audits performed by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2008 and 2007 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

6

2. Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2008 and 2007:

	2008	2007	Variation
	(in millions of pesos)
Net revenues	1,419.2	1,257.3	161.9
Gas transportation	506.3	509.5	(3.2)
NGL production and commercialization	807.3	667.4	139.9
Other services	105.6	80.4	25.2
Costs of sales	(759.8)	(638.7)	(121.1)
Operating costs	(557.4)	(442.3)	(115.1)
Depreciation and amortization	(202.4)	(196.4)	(6.0)
Gross profit	659.4	618.6	40.8
Administrative and selling expenses	(228.0)	(128.6)	(99.4)
Operating income	431.4	490.0	(58.6)
Other expense, net	(15.6)	(2.6)	(13.0)
Gain on related companies	1.2	0.6	0.6
Net financial expense	(98.5)	(193.5)	95.0
Income tax expense	(143.4)	(147.0)	3.6
Net income	175.1	147.5	27.6

Overview

For the year ended December 31, 2008, the Company has reported a net income of Ps. 175.1 million, in comparison to the Ps. 147.5 million net income reported in 2007. This increase was mainly due to a positive variation of the net financial expense of Ps. 95.0 million. However, even though net revenues have risen, the operating income reflected a negative variation of Ps. 58.6 million as a consequence of higher tax on exports and a rise in direct costs in the NGL production and commercialization segment.

Net revenues

Gas transportation

Gas transportation represented approximately 36% and 41% of total net revenues during the years ended December 31, 2008 and 2007, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2008 decreased by Ps. 3.2 million compared to 2007. This decrease was principally a consequence of lower interruptible gas transportation services rendered, which caused a Ps. 13.0 million revenue decline, partially offset by additional revenues generated by new firm transportation contracts signed with natural gas producers and industrial clients, for 2007 and 2008.

On October 9, 2008 TGS signed a provisional agreement with the UNIREN on a tariff increase of 20%, which is retroactively applicable from September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase will be invested in the pipeline system through a trust fund. The tariff increase will come into effect once the provisional agreement has been ratified by a Presidential Decree. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government (for further information, see Note 7.a. to the consolidated financial statements).

NGL production and commercialization

Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 57% and 53% of TGS’s total net revenues during the years ended December 31, 2008 and 2007, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its NGL production in the domestic and the international markets. TGS sells part of its production of propane and butane to NGL marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the NGL production and commercialization segment increased by Ps. 139.9 million in the year ended December 31, 2008 compared to 2007. This increase was caused mostly by higher volumes sold and higher international reference prices registered during the year.

During the 2007 and 2008 winter seasons, the Cerri Complex experienced natural gas supply interruptions as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the severe winter season in 2007. These natural gas supply interruptions were fewer in winter season 2008 (mainly in the third quarter), as a consequence of a warmer weather conditions and additional contribution of natural gas imported by ENARSA, which were injected in the pipeline system by a liquefied natural gas regasification vessel. This vessel operated from the beginning of June to mid-September and provided the local market with approximately 145 MMcf/d.

On September 30, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government. An estimate of the impact in TGS annual revenues, considering the prices before this agreement, implies a reduction of approximately Ps. 7 million.

In November 2008, the Argentine government created a tariff charge to be paid by the industries and high consumption households, with the aim of recovering the difference between the natural gas price in  imports and the local market price, which was subsided by the Government in the past. The fixed tariff charge amounts to Ps. 0.049 per cubic meter of natural gas consumed. This charge represents to TGS an additional annual cost of approximately Ps. 37 million, based on volumes consumed in 2008.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the year ended December 31, 2008, revenues from Other services showed an increase of Ps. 25.2 million compared to 2007. This increase primarily stems from higher revenues generated by construction services, in particular management services rendered to the gas trust for the 378 MMcf/d pipeline expansion (for further information, see Note 7.b. to the consolidated financial statements).

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the year ended December 31, 2008 rose by Ps. 220.5 million in comparison with 2007. This variation is mostly attributable to: (i) a Ps. 87.4 million increase in tax on exports, derived mainly from significant increases in the rates associated with the variable export tax regime implementation which affects LPG and natural gasoline exports; (ii) a Ps. 70.4 million rise in NGL costs; and, (iii) higher labor costs of Ps. 26.4 million.

Other expense, net

Other expense, net registered a negative variation of Ps. 13.0 million in the year ended December 31, 2008, compared to 2007. This was the result of the gain generated by the partial reversal of an allowance (of Ps. 15.5 million) recorded in the 2007’s period in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002), as the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption (for further information see Note 9.a. to the consolidated financial statements).

Net financial expense

Net financial expense for the year ended December 31, 2008 reported a Ps. 95.0 million positive variation as compared to 2007.  The breakdown of net financial expense is as follows:

	2008	2007
	(in millions of pesos)
Generated by assets
Interest income	16.9	34.1
Foreign exchange gain	60.6	8.4
Impairment of property, plant and equipment	-	(19.6)
Subtotal	77.5	22.9

Generated by liabilities
Interest expense	(141.0)	(156.7)
Foreign exchange loss	(130.1)	(42.6)
Result of the debt prepayment	114.0	10.6
Other expenses and financial charges	(18.9)	(27.7)
Subtotal	(176.0)	(216.4)
Total	(98.5)	(193.5)

This variation is mostly explained by a Ps. 114.0 million gain generated by the purchase of TGS debt notes for US$ 95 million in the financial market and their subsequent cancellation. This effect was partially compensated by a higher exchange rate loss of Ps. 35.3 million, derived from higher local currency devaluation in 2008, which reached 9%. In addition, it is important to point out the decline in interest expense, generated basically by a significant reduction of the indebtedness in 2007 and 2008. However, this effect was compensated by lower interest income, principally attributable to a fall of the financial asset returns.

3. Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2008 and 2007, are shown in the table below:

	2008	2007	Variation
	(in millions of pesos)
Cash flows provided by operating activities	582.1	518.4	63.7
Cash flows used in investing activities	(192.4)	(232.0)	39.6
Cash flows used in financing activities	(176.3)	(373.4)	197.1
Net increase / (decrease) in cash and cash equivalents	213.4	(87.0)	300.4

Cash flows from operating activities for the year ended December 31, 2008 increased by 12% in comparison with 2007, which was enough to afford the investing and financing activities, allowing the Company to increase the cash position by more than 50%.

Although cash flows used in investing activities decreased in 2008 in comparison to 2007, the investment in operating assets increased from Ps. 203.6 million to Ps. 220.8 million. This amount includes the US$ 37 million investment the Company made to expand the gas transportation system, which has been financed by the client.

Cash flows used in financing activities in 2007 and 2008 reflect the substantial reduction of the financial indebtedness carried out by TGS over the last two years.

4. Fourth quarter 2008 vs. Fourth quarter 2007

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2008 and 2007:

	2008	2007	Variation
	(In millions of pesos)
Net revenues	309.2	347.4	(38.2)
Gas transportation	122.7	121.0	1.7
NGL production and commercialization	158.9	210.6	(51.7)
Other services	27.6	15.8	11.8
Cost of sales	(206.0)	(174.8)	(31.2)
Operating costs	(154.9)	(125.0)	(29.9)
Depreciation and amortization	(51.1)	(49.8)	(1.3)
Gross profit	103.2	172.6	(69.4)
Administrative and selling expenses	(56.2)	(44.2)	(12.0)
Operating income	47.0	128.4	(81.4)
Other expense, net	(0.4)	(3.6)	3.2
Gain on related companies	(0.2)	(0.2)	-
Net financial expense	(30.8)	(66.9)	36.1
Income tax	(13.6)	(33.0)	19.4
Net income	2.0	24.7	(22.7)

Total net revenues for the fourth quarter of 2008 decreased by 11.0% in comparison with 2007. Gas transportation revenues for the fourth quarter of 2008 presented a Ps. 1.7 million increase over the same quarter of 2007, as a result of  higher firm transportation revenues, partially compensated by a decrease in interruptible transportation revenues.

Revenue from the NGL production and commercialization segment decreased Ps. 51.7 million in the fourth quarter of 2008, which was mainly attributable to the sharp decline in NGL international prices in the last quarter of 2008, partially compensated by a higher level of tons sold in the same quarter.

In the fourth quarter of 2008, Other Services revenues presented a Ps. 11.8 million increase, explained mainly by the result of higher sales generated by midstream and, to a lesser extent, higher construction services revenues.

Costs of sales and administrative and selling expenses for the fourth quarter of 2008 rose by Ps. 43.2 million to Ps. 262.2 million in the 2008 period, from Ps. 219.0 million in the same quarter of 2007. This variation is mostly attributable to: (i) a Ps. 18.2 million increase in NGL costs, and (ii) a Ps. 7.2 million increase in labor cost.

Net financial expenses decreased Ps. 36.1 million in the fourth quarter of 2008. This variation was mainly due to a Ps. 81.4 million gain generated by the purchase of TGS debt notes for US$ 45 million in the financial market and their subsequent cancellation. This effect was partially compensated by a higher exchange rate loss, derived from higher local currency devaluation in the last quarter of 2008.

In the fourth quarter 2008, income tax expense decreased by Ps. 19.4 million, compared to the same period of 2007. This decline is due to lower net income before income tax reported in the fourth quarter of 2008.

5. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of December 31, 2008, 2007, 2006, 2005 and 2004:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2008	2007	2006	2005	2004
Current assets	829,384	683,173	711,841	720,262	610,659
Non-current assets	4,203,940	4,318,511	4,427,401	4,476,968	4,534,812
Total	5,033,324	5,001,684	5,139,242	5,197,230	5,145,471
Current liabilities	358,185	312,741	378,748	339,459	354,959
Non-current liabilities	1,602,410	1,759,395	1,978,363	2,433,664	2,583,912
Subtotal	1,960,595	2,072,136	2,357,111	2,773,123	2,938,871
Minority interest	1	1	2	-	-
Shareholders’ equity	3,072,728	2,929,547	2,782,129	2,424,107	2,206,600
Total	5,033,324	5,001,684	5,139,242	5,197,230	5,145,471

7

6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2008, 2007, 2006, 2005 and 2004:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2008	2007	2006	2005	2004
Operating income	431,432	490,019	570,130	442,897	453,750
Other expense, net	(15,624)	(2,594)	(731)	(6,110)	(33,678)
Gain / (loss) on related companies	1,203	590	(442)	2,607	(643)
Net financial expense	(98,531)	(193,495)	(189,043)	(209,072)	(260,935)
Net income before income tax	318,480	294,520	379,914	230,322	158,494
Income tax expense	(143,389)	(147,012)	(21,891)	(12,815)	(10,566)
Net income for the year	175,091	147,508	358,023	217,507	147,928

7. Statistical Data (Physical Units)

	Year ended December 31,					Fourth quarter ended December 31,
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.59	2.57	2.53	2.41	2.25	2.59	2.58	2.52	2.52	2.27
Average daily deliveries (in Bcf/d)	2.23	2.23	2.16	2.04	1.96	2.10	2.13	2.03	1.95	1.90
NGL production and commercialization
* Production
Ethane (in short tons)	326,281	336,947	419,131	376,678	381,118	78,622	99,960	109,990	102,960	86,849
Propane and butane (in short tons)	538,461	474,080	597,794	489,884	569,799	150,534	130,395	159,097	143,790	147,038
Natural Gasoline (in short tons)	117,807	102,317	125,533	106,239	117,202	31,903	28,483	33,148	31,623	29,695
* Local market sales (a)
Ethane (in short tons)	326,281	336,947	419,131	376,678	381,118	78,622	99,960	109,990	102,960	86,849
Propane and butane (in short tons)	278,187	258,587	316,824	278,205	321,279	72,245	60,405	76,028	48,105	86,770
Natural Gasoline (in short tons)	434	2,963	4,529	5,429	13,559	434	739	1,243	2,044	5,021
* Exports (a)
Propane and butane (in short tons)	272,138	201,886	275,833	220,337	270,609	81,963	58,061	91,386	95,887	61,037
Natural Gasoline (in short tons)	118,832	98,764	121,962	102,831	102,375	34,065	25,434	38,072	33,263	23,357

 (a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of December 31,
	2008	2007	2006	2005	2004
Liquidity (Current assets to current liabilities)	2.32	2.18	1.88	2.12	1.72
Shareholders’ equity to total liabilities	1.57	1.41	1.18	0.87	0.75
Non current assets to total assets	0.84	0.86	0.86	0.86	0.88
Net income for the year to average shareholders’ equity	0.06	0.05	0.14	0.09	0.07

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2008	2007	2006	2005	2004
January	3.30	4.08	3.25	3.37	3.16
February	3.08	4.00	3.20	3.55	3.06
March	2.90	3.88	3.19	3.40	3.08
April	2.74	4.33	3.11	3.04	2.54
May	2.66	4.84	3.04	3.60	2.38
June	2.30	4.97	3.01	3.26	2.37
July	2.35	4.60	3.18	3.65	2.53
August	2.13	4.27	3.06	3.64	2.58
September	1.88	4.25	3.40	3.79	2.86
October	1.29	4.45	3.56	3.80	3.06
November	1.41	3.62	3.64	3.50	3.03
December	1.40	3.80	4.19	3.36	3.05

Board of Directors’ Proposal

Earning distribution for the year ended December 31, 2008, submitted for consideration to the Shareholders’ Meeting, is as follows:

Basis of distribution:	In thousands of Argentine pesos, as mentioned in Note 2.b to the consolidated financial statements
Unappropriated retained earnings balance after earning distribution approved by the Shareholders’ Meeting held on April 10, 2008	767,533
Net income for 2008	175,091
Total	942,624
Proposal: Legal reserve	8,755
New account	933,869

TGS’s Board of Directors decided not to propose dividends payment with the purpose of protecting its current liquidity level, primarily in consideration of the international financial markets complex scenario.

Autonomous City of Buenos Aires, February 5, 2009.

Claudio Fontes Nunes
Board of Directors’ Chairman

8

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008							2007
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Accumulated retained earnings	Other comprehensive (loss) / income	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547	2,782,129
Resolution of the Ordinary Shareholder' Meeting held on April 10, 2008:								
Appropriation to legal reserve	-	-	-	7,375	(7,375)	-	-	-
Cash dividends	-	-	-	-	(32,000)	-	(32,000)	-
Other comprehensive income (Note 6)	-	-	-	-	-	90	90	(90)
Net income for the year	-	-	-	-	175,091	-	175,091	147,508
Balances at the end of the year	794,495	1,145,012	1,939,507	190,597	942,624	-	3,072,728	2,929,547

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Claudio Fontes Nunes
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by CIESA Trust, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Group Petrobras Energía and subsidiaries of Enron Corp. (“Enron”) on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Energía transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

Even though the Restructuring Agreement signed on September 1, 2005 among CIESA, its current shareholders and its creditors contemplated the terms and conditions of the second stage of CIESA’s restructuring process, at the beginning of 2009 its creditors expressed their election to terminate the agreement. This agreement consisted in the partial refinancing of CIESA’s indebtedness for approximately US$23 million that has been completed in September 2005 and the capitalization of the remaining debt whose principal amounts to US$ 201 million. This debt capitalization required the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia, which were not granted. This capitalization would have been carried out through CIESA’s transfer to its creditors of TGS class “B” common shares that accounts for approximately 4.3% of TGS’s common stock (which would be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by EPCA), and the issuance of new CIESA’s shares in such a manner that the creditors would hold 50% of the common stock. Finally, Petrobras Energía would receive from the Trust its CIESA’s shareholding, in order to hold the remaining 50%.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the CNV and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2008 and 2007 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the years ended December 31, 2008 and 2007.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2008 and 2007 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

e)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)

Current investments

Bank accounts, private bonds and time deposits have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at market value at year-end.

g)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities, asset tax credit and advances from customers in kind) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method and the asset tax credit have been calculated at their nominal value.

h)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of December 31, 2008 and 2007 for Telcosur and based on the financial statements as of September 30, 2008 and 2007 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2008 and 2007, the investment in Link has been adjusted by Ps. 4,209 and Ps. 4,350, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from September 30, 2008 to December 31, 2008. However, the book value of the investment in EGS as of December 31, 2008 and 2007 includes Ps. 55 and Ps. 64, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended December 31, 2008 and 2007. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said periods includes Ps. 28 and Ps. 29, respectively.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 6,964 and Ps. 5,053 for the years ended December 31, 2008 and 2007, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

a)

Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licenses and the expenses related to the creation of the Global Program 2007. Both of these items are being amortized in a 5-year period.

b)

Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Current tax	(146,229)	(16,205)
Temporary differences variation	2,840	(20,057)
Tax loss carryforwards utilization	-	(110,750)
Income tax expense	(143,389)	(147,012)

The components of the net deferred tax assets and liabilities as of December 31, 2008 and 2007 are the following:

Non-current deferred tax assets and liabilities	2008	2007
Current investments interests	(232)	-
Allowance for doubtful accounts	1,643	27
Deferred revenues	(622)	(683)
Present value of other receivables	38	38
Intangible assets	(2,348)	-
Property, plant and equipment, net	(77,695)	(77,695)
Other provisions	1,082	869
Provision for contingencies	22,948	16,838
Foreign exchange gain generated by current investments	(3,838)	177
Labor provisions	4,555	3,120
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(54,469)	(57,309)

(1)

Net of deferred tax asset of Ps. 129 and Ps. 95 (recorded under Other non-current receivables) as of December 31, 2008 and  2007, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2008 and 2007 as follows:

	2008	2007
Pre-tax income	318,480	294,520
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(111,468)	(103,082)
Permanent differences at statutory income tax rate
- Inflation adjustment	(31,550)	(36,524)
- Non-taxable income or non-deductible expenses	557	533
- Others	(928)	(7,939)
Income tax expense	(143,389)	(147,012)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2008 would have increased in Ps. 656,671 (generating a net liability position of Ps. 711,140), and a positive effect of Ps. 31,155 and Ps. 36,395 on the Company’s net income for the years ended December 31, 2008 and 2007, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
Year 2009	31,955
Year 2010	30,326
Year 2011	30,272
Year 2012	30,036
Year 2013	29,270
Year 2014 onwards	504,812
Total	656,671

a)

Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2008, the Company has not recorded any provision in respect of the asset tax because the determined amount does not exceed what has been estimated for the income tax.

The Company has recognized the asset tax expense and the asset tax paid in prior years as a credit, which has been recorded as a payment on account of the income tax. This tax credit has been valued at its nominal value according to what it is mentioned in Note 2.g).

The breakdown of the asset tax credit as of December 31, 2008 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	22,807	2016
2007	11,332	2017
Income tax accrual	(117,289)
Balance at the end of the year	-

b)

Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

c)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

d)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

e)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

f)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-Gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other expense, net for the years ended December 31, 2008 and 2007, include the following items:

	2008	2007
(Increase in) / reversal of allowances and provisions (Exhibit E)	(17,458)	2,025
Others	1,834	(4,619)
Total	(15,624)	(2,594)

g)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2008 and 2007 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

h)

Derivative financial instruments

The Company uses derivative financial instruments agreements entered into with major financial institutions in order to reduce market risk, at a competitive cost in accordance with market conditions, to reduce the impact of fluctuations in foreign currency exchange rates and potential future variability in the floating interest rates. TGS does not use financial instruments with speculative aims.

The forward exchange contract, which was described in Note 6, was recorded at its net realizable value.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expense, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Year ended December 31, 2008	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	506,302	807,285	105,615	-	1,419,202
Operating income / (loss)	187,626	276,650	30,898	(63,742)	431,432
Depreciation of property, plant and equipment	151,290	36,827	14,055	1,062	203,234
Additions to property, plant and equipment	185,832	26,076	5,259	11,928	229,095
Identifiable assets	3,775,296	413,531	191,321	653,176	5,033,324
Identifiable liabilities	302,391	62,226	14,051	1,581,927	1,960,595

Year ended December 31, 2007
Net revenues	509,501	667,395	80,377	-	1,257,273
Operating income / (loss)	218,406	297,187	25,570	(51,144)	490,019
Depreciation of property, plant and equipment	149,130	32,795	14,226	1,655	197,806
Additions to property, plant and equipment	114,593	56,964	7,929	9,575	189,061
Identifiable assets	3,737,490	474,601	174,224	615,369	5,001,684
Identifiable liabilities	249,528	59,510	9,345	1,753,753	2,072,136

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
MetroGAS S.A.	180,532	169,590
Camuzzi Gas Pampeana S.A.	90,692	92,474
Gas Natural BAN S.A.	70,054	71,519
Petrobras Energía	31,760	28,500
Camuzzi Gas del Sur S.A.	22,729	24,857

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
PIFC	752,957	476,551
Polisur	235,046	203,888

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2008 AND 2007

		2008	2007
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	9,885	8,773
	Camuzzi Gas Pampeana S.A.	7,881	8,803
	Gas Natural BAN S.A.	7,304	7,479
	Camuzzi Gas del Sur S.A.	2,425	2,128
	Profertil S.A. (“Profertil”)	2,751	1,261
	Repsol-YPF S.A. (“Repsol YPF”)	4,384	3,045
	Total Austral S.A. (“Total Austral”)	2,920	3,345
	Pan American Sur S.R.L. (“PAS”)	1,761	2,948
	Related companies	3,750	4,125
	Others	17,704	12,866
	Subtotal	60,765	54,773

	NGL production and commercialization
	Polisur	14,755	22,032
	Total Austral	3,339	3,788
	Related companies	32,794	47,848
	Others	10,225	7,992
	Subtotal	61,113	81,660

	Other services
	Profertil	3,772	3,437
	Gas trust fund (Note 7.b.)	29,803	9,230
	Related companies	6,104	2,604
	Others	21,362	14,112
	Subtotal	61,041	29,383
	Allowance for doubtful accounts (Exhibit E)	(5,332)	(716)
	Total	177,587	165,100

b)	Other current receivables
	Tax credits	4,852	3,928
	Prepaid insurance expense	3,632	4,311
	Advances to suppliers	1,654	26,127
	Claims to third parties	46	25,493
	Subsidies receivable	12,967	9,429
	Others	11,656	8,342
	Total	34,807	77,630

c)	Non-current accounts receivable
	Other services
	Profertil	12,691	13,443
	Total	12,691	13,443

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	129	95
	Asset tax credit	-	113,917
	Easement expense to be recovered	4,233	4,233
	Others	5,765	4,909
	Total	10,127	123,154

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2008	2007
e)	Accounts payable
	Suppliers	173,389	147,954
	Customers (Credit balances)	9,253	6,967
	Related companies	2,827	8,669
	Total	185,469	163,590

f)	Current taxes payable
	Turnover tax	1,230	568
	Income tax (net of advances and others)	15,838	6,371
	Value added tax (“VAT”)	-	106
	Tax on exports	6,924	23,021
	Others	4,383	4,203
	Total	28,375	34,269

g)	Current advances from customers (1)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	5,363	2,411
	Total Austral	6,926	6,426
	Polisur	2,452	-
	Wintershall Energía S.A. (“Wintershall”)	2,156	1,656
	PAS	4,617	4,284
	Others	23	585
	Total	21,537	15,362

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	12,032	12,035
	Other provisions	44	119
	Total	12,076	12,154

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	54,598	57,404
	Total	54,598	57,404

j)	Non-current advances from customers (1)
	Aluar	90,639	55,539
	Total Austral	34,185	41,582
	Polisur	1,733	-
	Wintershall	-	2,628
	PAS	22,790	27,721
	Others	-	21
	Total	149,347	127,491

(1)

They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

 Cash and cash equivalents at the end of the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Cash and banks (1)	268,577	2,816
Current investments	336,113	421,102
Current investments other than cash and cash equivalents	-	(32,600)
Total cash and cash equivalents	604,690	391,318

(1)  As of December 31, 2008, includes Ps. 218,663  corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2008	2007
Acquisition of property, plant and equipment through an increase in accounts payable	19,420	20,312
Financial expense capitalization	3,971	1,264

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of December 31, 2008 and 2007 for Ps. 67,234 and Ps. 27,295, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2008 and 2007 comprises the following:

	2008	2007
Current Loans:
1999 EMTN Program: Series 2 notes (1)	104	94
Interests payable	13,828	15,636
Financial leases (annual interest rate of 7.65%)	-	729
Total current loans	13,932	16,459

Non- current loans:
2007 EMTN Program: Series 1 notes	1,398,465	1,574,500
Total non-current loans	1,398,465	1,574,500
Total loans	1,412,397	1,590,959

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The early amortization of the restructured debt generated a Ps. 10,576 gain, which is net of a cost of Ps. 25,222 paid for the prepayment of Tranche B-A (equaled to the 2% of the principal amount), and the Ps. 2,291 premium paid for the equivalent of 0.25% of the residual principal amount of the tendered notes.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments of US$ 125,000,000, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness, during 2008 TGS proceeded to cancel notes with a nominal value of US$ 95,000,000 which were previously bought on the market at lower prices in comparison with their nominal value, generating a gain of Ps. 113,981.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

For the refinancing of the outstanding financial debt.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution, which expiration date was on May 12, 2008. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounted to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account. This transaction generated a Ps. 447 loss which was charged to “Net Financial Results” in the year ended December 31, 2008.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2009, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

On October 9, 2008, TGS signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase should be invested in the pipeline system. Temporarily, these funds will be deposited in a trust fund. The tariff increase will come into effect once the provisional agreement is ratified by a Presidential Decree. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government . In October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated financial statements, TGS is evaluating this proposal. According to the provisional agreement, the Company would reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This agency determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities - the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 102 millions of cubic feet per day (“MMcf/d”). This project involved the construction of approximately 316 miles of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including VAT for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs from the additional transportation capacity and collects an specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs. The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets. The cost of TGS's investment is being recovered through collection of the remaining 80% of current tariff rate. This surplus is also bound for the payment of operation and maintenance expense of these new assets.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity of TGS pipeline system by 378 MMcf/d. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion (for the year ended December 31, 2008, the Company recorded a provision of Ps. 29.8 million), and the expansion works management fee for the remaining 85 MMcf/d has not yet been determined. The property of the works will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

In 2008, expansion works for a transportation capacity of 78 MMcf/d were completed and became operative. In 2009, an additional expansion of 169 MMcf/d transportation capacity started by the end of 2008 is planned to be carried out, which includes the construction of a new pipeline in the Magellan Strait.

c)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2008, 2007 and 2006, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax in the Province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales since 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry, receiving no response as of the date of the issuance of these consolidated financial statements.

Moreover, in November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.  On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected by the end of 2008 and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009.

As of December 31, 2008, TGS maintains a provision of Ps. 19.7 million, having partially reversed in the year ended December 31, 2007 the provision related to the ethane sales recorded under the line Other expenses, net, pursuant to the sentence pronounced in February 2007, mentioned before.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2008, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company.

As of December 31, 2008, the Company recorded a provision of Ps. 33.5 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2008, the remaining balance of the sentence amounted to Ps. 50.1 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of the works was recorded under "Other Liabilities", offsetting the provision mentioned above. As of December 31, 2008, the net provision amounted to Ps. 12.0 million.

e)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2008, TGS has not recorded any provision in respect of this proceeding.

f)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which is due in December 2010.

As of December 31, 2008 and 2007, the outstanding balances corresponding to the Board of Directors’ compensations amounted to   Ps. 78. The accrued amounts for such compensation for the years ended December 31, 2008 and 2007 were Ps. 1,313 and Ps. 751, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2008 and 2007 is as follows:

	2008		2007
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	111	-
Petrobras Energía	7,573	2,680	4,558	2,034
Affiliates with significant influence:
Link	222	-	101	-
TGU	215	-	210	-
EGS	-	143	21	-
Other related companies:
PIFC	32,639	-	47,332	-
Área Santa Cruz II U.T.E.	786	-	307	-
Refinor S.A.	480	-	730	-
WEB S.A.	397	-	643	-
Total	42,349	2,823	54,013	2,034

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant transactions with related parties for the years ended December 31, 2008 and 2007 is as follows:

Year ended December 31, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	31,760	36,133	21,504	5,122	31,264	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
EGS	-	-	51	-	-	-
Other related companies:
PIFC	-	752,957	-	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	34,284	789,090	27,181	5,122	31,264	122

Year ended December 31, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	8,691	34,747	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	995	-	-	-
TGU	-	-	207	-	-	-
Other related companies:
PIFC	-	476,551	-	-	-	-
Refinor S.A.	-	-	1,614	-	-	-
WEB S.A.	2,793	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-
Total	31,293	502,113	22,636	8,691	34,747	135

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. TGS holds 49% of its common stock and Petrobras Energía holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company in which both companies have the ownership of 40% and 60%, respectively, with the aim to set up new businesses in this country. At the date of the issuance of these consolidated financial statements, its shareholders have made no capital contributions to this subsidiary which has not commenced operations yet. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

Claudio Fontes Nunes

 Board of Directors’ Chairman

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

NON-CURRENT INVESTMENTS

	2008										2007
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income for the period	Shareholders' equity	% of Common Stock	Book value
Gas Link S.A.	$1	502,962	503	1,463 (1)	Pipeline construction and operation services	09/30/2008	1,026	735	11,575	49.00	699 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	370	Pipeline maintenance	09/30/2008	28	259	698	49.00	215
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	481	Pipeline construction and operation services	09/30/2008	237	446	869	49.00	198
Total				2,314							1,112

(1) Includes the elimination of intercompany profits. See Note 2.h).

Claudio Fontes Nunes
Board of Directors' Chairman

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

CURRENT INVESTMENTS

	2008	2007
Private bonds in foreign currency	34,130	-
Mutual funds in local currency	34,101	64,914
Mutual funds in foreign currency	-	57,526
Bank account in foreign currency	267,882	24,298
Time deposit in local currency	-	28,386
Time deposit in foreign currency	-	245,978
Total current investments	336,113	421,102

Claudio Fontes Nunes
Board of Directors' Chairman

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2008					2007		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and banks	US$	64,079	3.413	(1)	218,702	US$	156	485
Investments	US$	88,489	3.413	(1)	302,012	US$	105,436	327,802
Accounts receivables, net	US$	32,665	3.413	(1)	111,486	US$	27,379	85,121
Other receivables	US$	2,028	3.413	(1)	6,922	US$	11,248	34,970
					639,122			448,378
NON-CURRENT ASSETS								
Accounts receivables	US$	3,718	3.413	(1)	12,691	US$	4,324	13,443
Property, plant and equipment, net	US$	2,508	3.413	(1)	8,560	US$	2,167	6,737
	Euro	82	4.735	(1)	388	Euro	903	4,129
					21,639			24,309
					660,761			472,687
CURRENT LIABILITIES								
Accounts payable	US$	3,770	3.453	(2)	13,018	US$	9,026	28,423
	Euro	233	4.791	(2)	1,116	Euro	153	709
Loans	US$	4,035	3.453	(2)	13,932	US$	5,227	16,459
Advances from customers	US$	2,870	3.453	(2)	9,910	US$	1,848	5,819
					37,976			51,410
NON-CURRENT LIABILITIES								
Loans	US$	405,000	3.453	(2)	1,398,465	US$	500,000	1,574,500
Advances from customers	US$	502	3.453	(2)	1,733	US$	2,231	7,025
					1,400,198			1,581,525
					1,438,174			1,632,935

(1) Buy exchange rate as of December 31, 2008.
(2) Sell exchange rate as of December 31, 2008.

US$: United States of America dollars

Claudio Fontes Nunes
Board of Directors' Chairman

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	38,241	-	67,188
With specified maturity				
* Overdue				
Until 12-31-07	-	4,963	166	51,902
From 01-01-08 to 03-31-08	-	914	-	1,843
From 04-01-08 to 06-30-08	-	1,177	-	1,840
From 07-01-08 to 09-30-08	-	9,208	-	1,822
From 10-01-08 to 12-31-08	-	10,765	-	1,805
Total overdue	-	27,027	166	59,212
* Non-due:				
From 01-01-09 to 03-31-09	336,113	150,408	-	193,766
From 04-01-09 al 06-30-09	-	2,140	13,766	4,494
From 07-01-09 al 09-30-09	-	4,076	-	5,868
From 10-01-09 al 12-31-09	-	3,261	-	2,757
During 2010	-	2,700	-	11,032
During 2011	-	3,381	-	10,855
During 2012	-	3,032	-	10,729
During 2013	-	2,718	-	10,496
From 2014 onwards	-	3,560	1,398,465	106,235
Total non-due	336,113	175,276	1,412,231	356,232
Total with specific maturity	336,113	202,303	1,412,397	415,444
Total	336,113	240,544	1,412,397	482,632

(1) Includes mutual funds, time deposits, private bonds and bank accounts. Such investments bear floating interest rates.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 16,461 which bear interests at 5.52% semi-annual rate. From the total credits without specific maturity, Ps. 30,814 correspond to current assets and Ps. 7,427 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 12,590 correspond to current liabilities and Ps. 54,598 to non-current liabilities.

Claudio Fontes Nunes
Board of Directors' Chairman

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Transportadora de Gas del Sur S.A.
Legal address: Don Bosco 3672, 5th. Floor
Buenos Aires
Argentina

1.

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of December 31, 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended and other related notes and exhibits.

2.

As provided for by the professional accounting standards in force in the City of Buenos Aires, Republic of Argentina and the regulations issued by the National Securities Commission (“CNV”) for the preparation of financial statements, the preparation and adequate presentation of these financial statements are the responsibility of the Company’s Board of Directors and Management. This responsibility involves: (a) designing, implementing and maintaining adequate internal controls so that the financial statements are free of material misstatements derived from errors or irregularities; (b) selecting adequate accounting policies; and (c) preparing reasonable accounting estimates as appropriate. Our responsibility is to express an opinion on the above-mentioned consolidated financial statements based on our audit.

3.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements. We relied on our professional judgment to select the procedures to be performed, including assessing the risk that the financial statements may include material misstatements derived from errors or irregularities. In performing this risk assessment, we considered the Company’s existing internal controls over the preparation and presentation of financial statements for the purpose of selecting adequate audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes assessing the accounting principles used and the reasonableness of the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the CNV regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations. As further explained in Note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

5.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government as explained in Note 7, mainly the suspension of the original tariff adjustment regime, the consequent pesification and the lack of readjustment of the tariffs, affected the Company’s economic and financial condition, generating uncertainty as to the future development of the regulated business. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on its expectations on the outcome of the negotiations. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will take place in the future and consequently whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

6.

In our opinion, subject to the effects of the potential adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraph 5 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TGS and its subsidiary as of December 31, 2008, and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with generally accepted accounting principles in force in the City of Buenos Aires.

7.

The consolidated financial statements of TGS as of and for the year ended December 31, 2007, which are presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 7, 2008, we issued a qualified opinion for the unresolved uncertainties relating to (i) the future development of the regulated business and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina
February 5, 2009

SIBILLE

Jorge E. Dietl
Partner

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Date: February 26, 2009

Footnotes

1() Not covered by the Auditor’s Report, except for items 5, 6 and 8.

2